United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

TABLE OF CONTENTS

Press Release
Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
STAYING STRONG IN A WORLD OF CHANGES
Performance of Vale in 1Q08
Rio de Janeiro April 24, 2008 — Companhia Vale do Rio Doce (Vale) showed a solid performance in the first quarter of 2008 (1Q08) in spite of the negative effects of currency volatility and the pressures on costs generated by the price increases for inputs. In this context, expansion of production and the effort to contain costs were fundamental to achieving strong results.
The main highlights of our performance in 1Q08 were:
•	Record shipments of iron ore and pellets in a first quarter: 76.572 million metric tons — a 15% increase on 1Q07.

•	Records for a first quarter in shipments of aluminum (136,000 metric tons), alumina (833,000 metric tons), cobalt (740 metric tons) and platinum group metals (86,000 troy ounces).

•	Gross revenue of US$ 8.048 billion, 4.8% more than in 1Q07.

•	Operational profit, as measured by adjusted EBIT(a) (earnings before interest and taxes) of US$ 2.915 billion, an increase of 7.9% over 1Q07.

•	Adjusted EBIT margin of 37.2% against 36.1% in 1Q07.

•	Adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), of US$ 3.729 billion, an increase of 17.1% relative to 1Q07.

•	Net earnings of US$ 2.021 billion, corresponding to earnings per share on a fully diluted basis of US$ 0.41, a 8.8% reduction on the 1Q07 result of US$ 2.217 billion.

•	Investments totaled US$ 1.695 billion, of which US$ 1.304 billion in organic growth — R&D and projects — and US$ 391 million in sustaining existing operations.

•	Delivery of three new projects: the Fazendão iron ore mine in the Southeastern System, in the state of Minas Gerais, the third Samarco pelletizing plant in the state of Espírito Santo, and Dalian, a nickel processing plant in the province of Liaoning, China.

•	Dividend distribution of US$ 0.26 per common or preferred share — US$ 1.25 billion — to be made as from April 30, 2008, corresponding to the first installment of the minimum dividend for 2008, of which 55% in the form of interest on equity and 45% in dividends.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Vale Australia, CVRD International and Vale Overseas.
1Q08

US GAAP
•	Investment in corporate social responsibility of US$ 155 million, of which US$ 105 million allocated to environmental protection and conservation, and US$ 50 million to social projects.
SELECTED FINANCIAL INDICATORS — US$ million

	1Q07		4Q07	1Q08%		%
	(A)		(B)	(C)	(C/A)	(C/B)
Gross revenues	7,680		8,412	8,048	4.8	-4.3
Adjusted EBIT	2,702		2,683	2,915	7.9	8.6
Adjusted EBIT margin (%)	36.1		32.9	37.2
Adjusted EBITDA	3,184		3,532	3,729	17.1	5.6
Net earnings	2,217		2,573	2,021	-8.8	-21.5
Earnings per share (US$)	0.46	[1]	0.53	0.42
Earnings per share fully diluted (US$)	0.46	[1]	0.52	0.41
ROE (%)[2]	34.3		35.5	33.2
Total debt/ adjusted LTM EBITDA (x)	1.9		1.1	1.3
Capex (excluding acquisition)	1,360		3,202	1,695	24.6	-47.1
• BUSINESS OUTLOOK
The global economy is downshifting in the face of a major financial crisis. The slowdown is led by the recession in the U.S., where the housing market correction continues to exacerbate financial stress. Europe is also being affected by the losses incurred by banks with U.S. exposures, spillover effects on interbank and securities markets, and upward pressure on the euro. In addition the tightening of credit standards could accelerate the so-far gradual adjustments of housing prices in a number of European countries.
Japanese growth will remain sluggish as high energy and food prices, the US recession and financial market conditions are producing negative effects on domestic and external demand.
Previous U.S. recessions had been short lived — both the 1990 and 2001 contractions lasted for eight months according to the NBER3 — and were followed by vigorous recoveries, as sharp corrections generally helped resolve imbalances and monetary and fiscal stimuli led to a quick rebound.
The aggressive interest rate cuts already made by the Federal Reserve Bank, the timely implementation of a fiscal stimulus package and a weak US dollar will contribute to soften the contractionary impact of the financial shock. However, despite the expected mildness of the recession, given the strains on the financial institutions we believe that the ensuing recovery will be gradual and not as vigorous as in the previous episodes.
In contrast to earlier periods of financial disruption, the direct spillovers to emerging market economies have been largely contained. There are two main sources of support for these economies: strong growth momentum from their continuing integration into the global economy and gains from macroeconomic stabilization.
Market reforms and the information technology revolution have allowed the unbundling of the production process and the more intensive use of underutilized labor resources in emerging market economies. This process has promoted

[1]	Adjusted for the forward stock split in September 2007.

[2]	Return on Equity

[3]	National Bureau of Economic Research
1Q08

US GAAP
sustained increases in productivity which underpin the striking difference in GDP growth performance between emerging market and developed economies.
As a consequence, there have been two important shifts in the growth dynamic of the global economy. First, global GDP growth has been dominated by emerging market economies, which have been responsible for two-thirds of the recent global expansion. Second, emerging market economies have been increasingly important in the structure of global trade. Alongside this movement, there was another structural change as trade links among emerging market economies increased significantly.
Although they do not insulate emerging market economies from the developed economies business cycle, these developments contribute to reduce their dependence.
Therefore, we expect emerging market growth to slow, although it should remain robust and above-trend. As a consequence, the growth gap between emerging market and developed economies will tend to widen over the next 12-month period. On the other hand, the dynamism of domestic demand in emerging market economies helps to accommodate the expansion of US exports in response to the depreciation of the US dollar.
China’s economy grew by 10.6% in the first quarter of 2008, despite widespread disruption caused by severe weather conditions and the negative contribution of net external demand as export growth slowed.
As growth in emerging market economies is more resource intensive, the continuation of its dominant role in propelling global expansion has important implications for the evolution of the demand for minerals and metals.
These economies are in the forefront of structural changes, with urbanization — and the resulting need for infrastructure and home building — changing consumption patterns, industrialization and financial deepening contributing to a significant increase in the consumption of minerals and metals. As a matter of fact, they have accounted for more than 90% of the expansion in consumption of iron ore, steel, aluminum, copper and nickel in this decade.
In addition to the rising global demand, prices of minerals and metals tend to benefit from low inventories and favorable financial conditions. As they are priced in US dollars, the weakness of the currency contributes through several channels to exert upward pressure on prices, even though this is more significant for gold and oil. Low interest rates tend to contribute in the same direction.
The strong global demand for steel and supply constraints for steelmaking raw materials have been contributing to soaring prices: (a) contract prices for metallurgical coal increased dramatically by more than 200%; and (b) following the price settlement of iron ore prices for fines for 2008, we settled with clients the prices for blast furnace and direct reduction pellets with a 86.7% increase, another sign of the tightness of the iron ore market.
In the short term, after peaking in March 2007, world crude steel production has been slowing its pace of growth, although it is increasingly strong in North America, Asia, and Brazil. Given the strength of the global demand, prices have been increasing across all regions, creating the potential for a re-acceleration of output growth.
In 1Q08 total global crude steel production reached 340.7 million metric tons, a 5.6% increase over 1Q07. China produced 124.9 million metric tons, an increase of 8.6% compared to 1Q07. After slowing in the first two months of the year, Chinese
1Q08

US GAAP
steel output was 44.9 million metric tons in March 2008, up 11.5% from March 2007.
The International Iron and Steel Institute (IISI) forecasted a solid increase for the global consumption of steel in 2008 and 2009. The projected growth of 6.7% in 2008 and 6.3% in 2009 is in line with the performance of more recent years. Consumption expansion is expected to be driven by the BRICs, with annual growth rates above 10%.
Despite the existence of high nickel stocks at the London Metal Exchange warehouses, the near term scenario has improved, as demand is increasing and prices are holding firm, hovering around US$ 28,000-30,000 per metric ton.
After the de-stocking cycle, world stainless steel output is gradually recovering from the low levels reached in the third quarter of 2007. Simultaneously, scrap price discounts narrowed and the austenitic ratio is also recovering as substitution pressures subside. Austenitic stainless steel production returned to the level reached in the second quarter of 2007, contributing to a stronger demand for nickel.
The demand for nickel for non-stainless steel use is increasing steadily driven by energy, aerospace and chemicals, although decorative plating applications are being negatively impacted by the downturn in US housing.
Nickel supply growth continues to face challenges as production disruptions resurface. At the same time, the sharp increase of coke prices in China have contributed to a hike in nickel pig iron prices.
The demand for aluminum has been rising faster than the other base metals and its prices are being boosted by the surge in energy prices. The combination of higher operational costs and higher capex costs tend to improve the medium term scenario for prices.
In the copper market, prices are very sensitive to low inventories given the significant challenges to supply growth. Existing mines are showing lower grades, there is no pipeline of new large projects, projects being developed have lower grades and higher stripping ratios than existing mines and supply expansion is increasingly dependent on riskier geographical locations.
Vale is well positioned to benefit from the continuation of the long cycle of minerals and metals, given the availability of a wealth of options to expand its production capacity in various segments of the metals and mining industry. As shown in our production report for 1Q08, despite the several challenges, operational activities continue to perform well. At the same time, our large pipeline of world-class worldwide projects is being developed and several projects are expected to come on stream this year, creating new cash flow and shareholder value creation platforms.
•	REVENUES INCREASE DRIVEN BY VOLUMES
Gross revenue of US$ 8.048 billion in the first quarter of the year is 4.8% up on the same period of last year, when we reached US$ 7.680 billion. Growth in volume of sales was responsible for 51.1% of the increase in revenue of US$ 368 million.
Sales of ferrous minerals accounted for 51.6% of gross revenue, non-ferrous minerals4 for 42.0%, logistics 4.5%, coal 0.9% and others 1.0%

[4]	As from this quarter information on bauxite, alumina and aluminum are included with non-ferrous minerals.
1Q08

US GAAP
Individually, iron ore was the greatest contributor to revenue (US$ 3.116 billion), followed by nickel (US$ 1.891 billion), pellets (US$ 655 million), copper (US$ 506 million) and aluminum (US$ 362 million).
The revenue composition by destination reveals good geographical diversification: 37.5% of gross revenues came from sales to Asia, 23.5% to Europe, 19.5% to South America, 14.5% to North America and 5.0% to other regions in the world.
On a country basis, China and Brazil had identical portions, each with 17.2% of total revenue. Japan was responsible for 10.9%, the U.S. 8.6% and Germany 6.6%.
GROSS REVENUE BY PRODUCT — US$ million

	1Q07%		4Q07%		1Q08%
Ferrous minerals	3,229	42.0	4,411	54.2	4,154	51.6
Iron ore	2,450	31.9	3,349	39.8	3,116	38.7
Pelletizing plant operation services	18	0.2	31	0.4	24	0.3
Pellets	596	7.8	695	8.3	655	8.1
Manganese ore	6	0.1	36	0.4	40	0.5
Ferro-alloys	124	1.6	243	2.9	259	3.2
Others	35	0.5	57	0.7	60	0.7
Non-ferrous minerals	4,076	53.1	3,498	41.6	3,378	42.0
Nickel	2,860	37.2	2,018	24.0	1,891	23.5
Copper	364	4.7	537	6.4	506	6.3
Kaolin	50	0.7	74	0.9	54	0.7
Potash	32	0.4	58	0.7	64	0.8
PGMs	70	0.9	81	1.0	126	1.6
Precious metals	22	0.3	20	0.2	30	0.4
Cobalt	29	0.4	39	0.5	61	0.8
Aluminum	397	5.2	350	4.2	362	4.5
Alumina	242	3.2	309	3.7	278	3.5
Bauxite	10	0.1	13	0.2	6	0.1
Coal	0	0.0	47	0.6	72	0.9
Logistics services	331	4.3	389	4.6	362	4.5
Railroads	242	3.2	321	3.8	295	3.7
Ports	60	0.8	58	0.7	55	0.7
Shipping	29	0.4	10	0.1	12	0.1
Others	44	0.6	67	0.8	82	1.0
Total	7,680	100.0	8,412	100.0	8,048	100.0
1Q08

US GAAP
GROSS REVENUE BY DESTINATION — US$ million

	1Q07%		4Q07%		1Q08%
North America	1,259	16.4	1,212	14.4	1,164	14.5
USA	757	9.9	673	8.0	693	8.6
Canada	431	5.6	502	6.0	413	5.1
Others	71	0.9	37	0.4	58	0.7
South America	1,304	17.0	1,696	20.2	1,569	19.5
Brazil	1,138	14.8	1,452	17.3	1,385	17.2
Others	166	2.2	244	2.9	184	2.3
Asia	3,330	43.4	3,068	36.5	3,018	37.5
China	1,239	16.1	1,542	18.3	1,385	17.2
Japan	886	11.5	851	10.1	875	10.9
South Korea	446	5.8	402	4.8	272	3.4
Taiwan	651	8.5	99	1.2	262	3.3
Others	108	1.4	174	2.1	224	2.8
Europe	1,541	20.1	1,931	23.0	1,895	23.5
Germany	386	5.0	495	5.9	528	6.6
Belgium	179	2.3	155	1.8	180	2.2
France	164	2.1	199	2.4	150	1.9
UK	271	3.5	235	2.8	293	3.6
Italy	123	1.6	206	2.4	182	2.3
Others	418	5.4	641	7.6	562	7.0
Rest of the World	246	3.2	505	6.0	402	5.0
Total	7,680	100.0	8,412	100.0	8,048	100.0
•	REDUCING COSTS
Cost of goods sold (COGS) suffered negative impacts from the devaluation of the US dollar against the Brazilian real and Canadian dollar5 — 17.6% and 14.3% respectively compared to 1Q07 — from high prices for materials, energy and outsourced services, and a significant increase in depreciation.
COGS totaled US$ 4.242 billion in 1Q08, a drop of 3.4% on 1Q07. However, if we discount from 1Q07 COGS the extraordinary inventory adjustment (US$ 984 million) made in that quarter, there was an increase of US$ 836 million. Part of that variation of the COGS, in the amount of US$ 338 million, was caused by the broadening of the asset base, from US$ 41.2 billion in 1Q07 to US$ 55.4 billion in 1Q086, and also due to the US dollar devaluation.
The effective change in the COGS — discounting the impact of the evolution of depreciation — of around US$ 498 million was determined by the impact of the devaluation of the US dollar, of US$ 722 million, partially offset by a reduction in costs of US$ 224 million, which was achieved basically by cutting purchases of products from third parties.
This quarter the increase in our production enabled us to reduce the amount of products purchased to US$ 194 million, which occurred despite the expansion of sales volumes during the quarter. It is worth highlighting that higher sales volumes contributed 51.3% to the revenue increase in 1Q08 relative to 1Q07.

[5]	The composition of COGS in 1Q08 by exposure to different currencies was: 64.0% in Brazilian reais, 22.8% in Canadian dollars, 9.5% US dollars, 1.7% Australian dollars, 1.2% in Indonesian rupiah and 0.8% in other currencies.

[6]	A major part of this increase was due to the revaluation of non-ferrous mineral assets, from US$ 23.6 billion to US$ 30.5 billion, as a result of the acquisition of Vale Inco.
1Q08

US GAAP
Costs with materials — 16.7% of COGS — were US$ 710 million, an increase of US$ 196 million on 1Q07. Exchange rate variation accounted for 46.4% of this increase, higher prices of inputs 37.8% and increase in sales volumes 15.8%.
In 1Q08, the main components of costs with materials were: parts and equipment components, US$ 212 million, inputs, US$ 168 million, and conveyor belts and tires, US$ 55 million.
Outsourced services costs, equivalent to 16.3% of COGS in 1Q08 amounted to US$ 690 million, as compared to US$ 500 million in 1Q07. The increase is explained by the devaluation of the US dollar (US$ 98 million), higher prices for services (US$ 58 million) and increased sales volume (US$ 34 million).
The main items of these costs in 1Q08 were freight, US$ 220 million (versus US$ 122 million in 1Q07), mainly for transportation by our affiliated company MRS of iron ore produced in the Southern System, maintenance of equipment and installations, US$ 132 million (US$ 88 million in 1Q07), and ore and waste removal, US$ 57 million (US$ 52 million in 1Q07).
Energy costs — 15.9% of COGS — were US$ 674 million, made up of US$ 247 million for electricity and US$ 427 million for fuel and gases.
Expenditure on electricity increased by US$ 44 million, of which US$ 40 million was due to the impact of exchange rate variation.
The US$ 147 million increase in the cost of fuel and gases was determined by higher prices (US$ 77 million), depreciation of the US dollar (US$ 59 million), and increased consumption (US$ 11 million).
In our lateritic nickel operations in Indonesia, which are very energy intensive, cost of diesel consumption increased US$ 20 million in this quarter due to the utilization of 32 generators purchased last year to complement the energy generated by our two hydroelectric plants. Although the revenue obtained with the sale of additional quantities of nickel surpasses the marginal cost of the energy generated by the former, we are investing in the construction of the hydroelectric power plant of Karebbe, which will replace the generators and reduce cost considerably.
Personnel expenses — 12.3% of COGS — were US$ 522 million. This is an increase of US$ 85 million relative to 1Q07, of which US$ 79 million are due to exchange rate variation and US$ 12 million to wage increases.
Other operational expenses came to US$ 312 million, in line with the US$ 294 million for 1Q07.
As highlighted in 4Q07, costs related to shared services are now registered as a separate item. In this quarter these costs went up to US$ 50 million, from US$ 40 million in 4Q07.
In 1Q08 expenses with demurrage — fines paid for delays in loading ships at maritime terminals — totaled US$ 64 million and reached US$ 1.07 per metric ton of iron ore shipped, against US$ 16 million and an average cost of US$ 0.31 in the same period last year, reflecting the strong demand for iron ore and the temporary suspension of shipments from the Itaguaí maritime terminal to carry out repair work.
Sales, general and administrative expenses (SG&A) came to US$ 322 million, 20.1% more than the US$ 268 million of 1Q07. The US$ 53 million rise in sales expenses was the responsible for higher expenditures, whereas part of it — US$ 30
1Q08

US GAAP
million — was due to coal sales expenses, a business that was only included in Vale’s activities in May 2007.
Expenses with research and development (R&D)7 reached US$ 190 million in 1Q08, an increase of 68.1% over 1Q07, due to growth in investment in mineral exploration and increased expenditure on feasibility studies.
Other operational expenses came to US$ 163 million, against US$ 16 million in 1Q07. The 1Q07 number was affected by the reversal, supported by a Brazilian court decision, of the provision for taxes payment — PIS/COFINS — of US$ 150 million.
COST OF GOODS SOLD — US$ million

	1Q07%		4Q07%		1Q08%
Outsourced services	500	11.4	842	18.7	690	16.3
Material	514	11.7	621	13.8	710	16.7
Energy	483	11.0	650	14.4	674	15.9
Fuels	280	6.4	415	9.2	427	10.1
Electric energy	203	4.6	235	5.2	247	5.8
Acquisition of products	792	18.0	583	12.9	555	13.1
Iron ore and pellets	252	5.7	227	5.0	272	6.4
Aluminum products	82	1.9	65	1.4	68	1.6
Nickel products	446	10.2	245	5.4	177	4.2
Other products	12	0.3	46	1.0	39	0.9
Personnel	437	10.0	541	12.0	522	12.3
Depreciation and exhaustion	386	8.8	697	15.5	724	17.1
Shared services	—	0.0	40	0.9	50	1.2
Others	294	6.7	530	11.8	317	7.5
Total before inventory adjustment	3,406	77.6	4,504	100.0	4,242	100.0
Inventory adjustment FAS 141/142	984	22.4	—	0.0	—	0.0
Total	4,390	100.0	4,504	100.0	4,242	100.0
•	OPERATIONAL PERFORMANCE
Operating profit, as measured by adjusted EBIT, reached US$ 2.915 billion, an increase of 7.9% over the 1Q07 number of US$ 2.702 billion. If we consider adjusted EBIT without the extraordinary adjustment for inventories made in 1Q07 (US$ 3.686 billion), then the value for 1Q08 is US$ 771 million less.
This reduction was mainly due to the effect of lower nickel prices in gross revenue in the amount of US$ 567 million and the depreciation of the US dollar in COGS.
Adjusted EBIT margin was 37.2%, a slight increase over 1Q07 (36.1%), but less than 1Q07 if we exclude the extraordinary adjustment for inventories, when it becomes 49.2%.
Compared with 4Q07, operating profit is up 8.6%, with an increase in margin of 430 basis points.

[7]	Expenses with R&D are accounting figures. We present in the section Investments the total of US$ 173 million of R&D, in accordance to the effective cash disbursement in the year.
1Q08

US GAAP
•	NET EARNINGS OF US$ 2 BILLION
1Q08 was the fifth consecutive quarter with net earnings above US$ 2 billion, reaching US$ 2.021 billion, equivalent to US$ 0.41 per share on a fully diluted basis. Compared with 1Q07 we saw a drop of US$ 196 million.
Our earnings performance in 1Q08 was negatively impacted by non-cash charges. There was a US$ 943 million swing in net financial profit, which came out at US$ 711 million negative, as opposed to the US$ 232 million positive of 1Q07.
This quarter we had losses of US$ 318 million with derivatives, compared with the gains of US$ 85 million in 1Q07. The high volatility of metals prices during the first quarter of the year resulted in losses with derivatives operations intended to guarantee cash flow of US$ 126 million for copper, US$ 117 million for aluminum, US$ 36 million for nickel and US$ 16 million for platinum. As these are forward operations, there were no margin calls. However, due to liquidation of some hedge positions, there was a US$ 79 million negative impact in our cash flow.
The expectation of better future performance, reflected in the excellent performance of our share prices, has been incorporated in the shareholder debenture prices, whose remuneration depends on the evolution of our production in specific assets. Therefore, the marking to market for shareholder debentures generated a negative impact of US$ 42 million on financial income for 1Q08, against US$ 187 million in 1Q07.
Exchange rate swaps of debentures denominated in Brazilian reais and our Brazilian payroll generated a positive effect of US$ 44 million and US$ 14 million, respectively. On the other hand, swap operations for other financial liabilities in Brazilian reais for US dollars carried out more recently generated an accounting loss of US$74 million in 1Q08.
As the 1.3% appreciation of the real against the US dollar between the end of 4Q07 and 1Q08 was less than that between 4Q06 and 1Q07, the result produced by the monetary variations was equal to US$ 112 million in 1Q08, against US$ 771 million in 1Q07. Therefore, 1Q08 shows a negative impact of US$ 659 million on net earnings when compared with 1Q07.
Equity income comes in at US$ 119 million, with 43.7% of the total from ferrous mineral companies, 28.6% from logistics, 13.4% from coal, 11.8% from non-ferrous minerals — including aluminum — and 5.0% from steel operations. Individually the largest contributions were from Samarco (US$ 48 million), MRS Logística (US$ 29 million) and MRN (US$ 14 million).
This quarter we sold our minority holding in Jubilee Mines, a nickel-producing company in Australia, for US$ 130 million, adding US$ 80 million to our net earnings.
•	CASH GENERATION OF US$ 3.7 BILLION
Cash generation, as measured by adjusted EBITDA, came to US$ 3.729 billion, comparing favorably with the US$ 3.184 billion for the same quarter last year.
The main factors in the US$ 545 million increase in EBITDA were the growth of US$ 213 million in adjusted EBIT and US$ 374 million in depreciation. Dividends from non-consolidated companies — affiliates and joint ventures — amounted to US$ 48 million, against US$ 90 million in 1Q07.
1Q08

US GAAP
If we compare the 1Q07 EBITDA excluding the adjustment for inventory of US$ 4.168 billion, there was a reduction of US$ 439 million. However, compared with 4Q07 there is a 5.6% increase in the adjusted EBITDA for 1Q08.
Distribution of cash generation per business unit in 1Q08 breaks down as follows: ferrous minerals 52.5%, non-ferrous minerals8 48.9%, and logistics 3.8%, discounting expenses with R&D, which accounted for 5.3% of adjusted EBITDA.
QUARTERLY ADJUSTED EBITDA — US$ million

	1Q07	4Q07	1Q08
Net operating revenues	7,489	8,163	7,832
COGS	(4,390)	(4,504)	(4,242)
SG&A	(268)	(424)	(322)
Research and development	(113)	(262)	(190)
Other operational expenses	(16)	(290)	(163)
Adjusted EBIT	2,702	2,683	2,915
Depreciation, amortization & exhaustion	392	737	766
Dividends received	90	112	48
Adjusted EBITDA	3,184	3,532	3,729
•	A HEALTHY BALANCE SHEET WITH DECLINING COST OF DEBT
Vale’s total debt as of March 31, 2008 was US$ 20.523 billion, as against US$ 19.030 billion on December 31, 2007 and US$ 23.480 billion on March 31, 2007.
Net debt(c) on March 31, 2008 was US$ 18.259 billion. Our cash position increased substantially, from US$ 1.046 billion in the end of 2007 to US$ 2.264 billion, reflecting a healthy position amidst a global tightening in credit supply.
This quarter we issued export credit notes (NCE) totaling US$ 1.117 billion, with maturity of 10 years.
In addition, at the beginning of April we closed a contract for a committed credit facility totaling R$ 7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank, available for 60 months and with a 10-year tenor, with a view to financing part of our investment plan for 2008-2012.
On March 31, 2008, considering hedge positions, 64% of our total debt was tied to floating interest rates and 36% to fixed interest rates. 91% of the debt was denominated in US dollars, with 9% in other currencies.
Average debt maturity fell from 10.67 years in December 2007 to 9.36 years in March 2008.
The average cost of debt, before income tax, was 5.17%, against 6.40% in March 2007 and 6.14% in December 2007. This reduction was largely due to the decline of Libor, which has occurred continuously since the end of December last year.

[8]	Inclusive aluminum.
1Q08

US GAAP
Debt leverage, as measured by total debt/EBITDA(d) ratio went from 1.9x on March 31, 2007 to 1.1x on December 31st 2007, increasing slightly to 1.3x on March 31, 2008.
Another leverage indicator, the total debt/enterprise value(e) (net debt plus market cap) ratio went from 22.4% in 1Q07 to 11.2% in December, 2007 and 11.5% on March 31, 2008. Interest coverage, measured by the ratio adjusted EBITDA/interest paid(f) was 11.52x at the end of March 2008, as compared to 11.79x at the end of 2007.
DEBT INDICATORS — US$ million

	1Q07	4Q07	1Q08
Total debt	23,480	19,030	20,523
Net debt	19,526	17,984	18,259
Total debt / adjusted EBITDA (x)	1.9	1.1	1.3
Adjusted EBITDA / interest expenses (x)	15.63	11.79	11.58
Total debt / EV (%)	22.36	11.21	11.52
Enterprise Value = market capitalization + net debt
•	DELIVERING NEW VALUE CREATION PLATFORMS
In the first quarter of this year, Vale’s investments totaled US$ 1.695 billion, of which US$ 1.304 billion went to financing organic growth — US$ 1.131 billion for project development and US$ 173 million for R&D — and US$ 391 million for support of existing operations. Investments were up 24.6% on those made in 1Q07.
TOTAL INVESTMENT REALIZED — US$ million

by category	1Q07		4Q07		1Q08
Organic growth	923	67.9%	2,332	72.8%	1,304	76.9%
Projects	837	61.5%	1,924	60.1%	1,131	66.7%
R&D	86	6.3%	408	12.7%	173	10.2%
Stay-in-business	437	32.1%	870	27.2%	391	23.1%
Total	1,360	100.0%	3,202	100.0%	1,695	100.0%
Three projects were concluded in the first quarter: Fazendão, Samarco III and Dalian.
The Fazendão mine, in the Southeastern System, has a nominal production capacity of 15.8 million metric tons per year of ROM (unprocessed ore). A large part of the Fazendão production will supply the third Samarco pelletizing plant.
The third Samarco pelletizing plant, (Samarco III), a joint venture which is not consolidated under US GAAP and where we have a 50% stake, began operations this April. The new plant will have a production capacity of 7.6 million metric tons per year of pellets and will raise the joint venture’s production capacity to 21.6 Mtpy.
Dalian, in the north of China, which also began operations in April, will process the nickel matte produced by the Goro mine and has a capacity to produce 35,000 tpy of finished nickel. Until Goro starts production, the Dalian plant is processing nickel oxide sinter with feed from our operation in Sorowako, in Indonesia. This investment amounted to US$ 62 million.
1Q08

US GAAP
Dalian will produce utility nickel, with 97% nickel purity, which is used in the stainless steel industry. This operation will increase our flexibility in the Chinese domestic market, allowing us to get a better balance in our sales, which at the moment are concentrated on the plating market (83%). Hence, we expect to increase our Chinese sales to the stainless steel industry from 9% to 45%.
TOTAL INVESTMENT — US$ million

by business area	1Q07		4Q07		1Q08
Ferrous minerals	337	24.8%	613	19.1%	386	22.8%
Non-ferrous minerals	727	53.5%	1,574	49.1%	922	54.4%
Logistics	209	15.4%	397	12.4%	239	14.1%
Coal	6	0.4%	120	3.7%	23	1.4%
Power generation	15	1.1%	127	4.0%	52	3.1%
Steel	19	1.4%	209	6.5%	14	0.8%
Others	46	3.4%	163	5.1%	59	3.5%
Total	1,360	100.0%	3,202	100.0%	1,695	100.0%
Vale invested US$ 173 million in R&D in 1Q08, of which 14% in the ferrous minerals area, 55% in non-ferrous minerals, 11% in logistics, 2% in coal and 15% in energy. US$ 56 million went to mineral exploration.
Our investments in R&D in the energy business aim to diversify our consumption matrix. We are committing resources to finance our investment in exploration blocks and accelerate studies of different options for our energy sources, in order to pursue that goal.
We have sold our minority shares in the Jubilee Mine, a nickel producer in Australia. This divestment generated revenues of US$ 130 million.
In the first quarter, US$ 155 million were invested in corporate social responsibility, of which US$ 105 million for the development of environmental projects, and US$ 50 million for social projects. Vale’s goal is to support the communities where we have operations, so that we can collaborate effectively in the sustained development of local environment and the communities themselves.
For more details about our investments for 2008, please access our website: www.vale.com/Investors/Investments

		Budget
		US$ million
Area	Project	2008	Total	Status
Ferrous Minerals/Log istics	Carajás 130 Mtpy	1,165	2,478	This project will add 30 Mpty to present capacity. It comprises investments in the installation of a new plant, composed of primary crushing and processing and classification units and considerable investment in logistics (car dumpers, stock yards and terminals). Conclusion planned for the 2H09. Purchase of critical equipment and engineering detailing are in progress. Awaiting environmental license to begin work.
	Fazendão	50	129	Project for the production of 15.8 Mtpy of ROM (unprocessed iron ore) in the Southeastern System. The Fazendão mine will supply iron ore to Samarco’s third pelletizing plant. Operations are already at ramp up stage.
1Q08

US GAAP

		Budget
		US$ million
Area	Project	2008	Total	Status
	Itabiritos	341	973	Construction of a pelletizing plant in state of Minas Gerais, with nominal production capacity of 7Mtpy. Start-up planned for 2H08.
	Serra Sul	145	10,094	On the Southern of Carajás, in the state of Pará, this comprises 90 Mtpy and investment in the mine, plant and railroad. Completion is scheduled for the 1H10. Subject to approval by the Board of Directors.
	Northern Corridor	334	956	The expansion of the Northern Corridor will increase the Carajás Railroad’s capacity to transport iron ore and the shipment capacity of the maritime terminal of Ponta da Madeira. Conclusion is planned for the end of 2008.
	Southeastern Corridor	379	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. Conclusion planned for 1H09. The fifth car dumper started operations in April.
	Usina VIII	95	636	Pelletizing plant to be constructed at the port of Tubarão, in the state of Espírito Santo, with annual production capacity of 7.5 Mpty. Conclusion planned for 2H10. Project approved in 2H07. Civil works, infrastructure and engineering services have already been contracted, as well as critical equipments to the project (mills and roller press). Metallic structures, conveyor belt transporters and stockyard machinery are in contracting phase.
	Pelletizing Oman	82	546	Project for the construction of a pelletizing plant in Oman, in the Middle East, for the production of 9 Mpty of direct reduction pellets. Start up planned for 2H10. Subject to approval by the Board of Directors.
Non-Ferrous Minerals	Salobo I	387	1,152	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Conclusion of work scheduled for 1H10.
	Vermelho	91	1,908	Annual production capacity is estimated at 46,000 metric tons of metallic nickel and 2,800 metric tons of cobalt. Conclusion of work scheduled for 1H12.
	Onça Puma	581	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form. Cold commissioning planned for August 2008, with production starting in 1H09.
	Goro	723	3,212	This project in New Caledonia, in the South Pacific, has an nominal production capacity of 60,000 metric tons per year of finished nickel and 4,600 metric tons of cobalt. Work is due to be completed at the end of 2008.
	Totten	66	362	New nickel mine in Sudbury, Canada, aiming to produce 11,200 tpy of copper, 8,200 tpy of nickel and 82,000 oz of precious metals. Conclusion planned for 1H11.
	Bayovar	48	479	Open cast mine in Peru with annual phosphate production of 3.9 million metric tons. Conclusion scheduled for 1H10.
	Papomono	48	102	In the Coquimbo region in Chile, with an annual cathode production capacity of 18,000 metric tons. Conclusion expected for 2H09.
	Alunorte 6 and 7	382	846	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million metric tons of alumina per year. Completion is scheduled for 2H08.
	Paragominas II	61	196	The second phase of Paragominas will add 4.5 Mpty to the capacity of Paragominas I. Completion planned for 1H08.
1Q08

US GAAP

		Budget
		US$ million
Area	Project	2008	Total	Status
	Paragominas III	30	416	The third phase, Paragominas III, will add 4.95 Mtpy to existing capacity and completion is scheduled for 1H11. Subject to approval by the Board of Directors.
	NAR	88	1,795	The new refinery will be in Barcarena, in state of Pará. The plant will be developed in four stages, each one with a production capacity of 7.4 Mtpy. Completion is expected in 1H11. Subject to approval by the Board of Directors.
Coal	Moatize	97	1,398	The project is in Mozambique, and will have a production capacity of 11 Mtpy, of which 8.5 Mtpy metallurgical coal and 2.5 Mtpy thermal coal. Completion planned for 2H11. Subject to approval by the Board of Directors.
	Carborough Downs	96	330	Development of the Carborough Downs coal mine in Queesland, Australia. At present the mine is being ramped up, marginally producing until it reaches 4.4 Mpty in 2011, after the installation of a longwall.
Power Generation	Barcarena	188	898	Project for the construction of a thermoelectric plant with installed capacity of 600 MW in the state of Pará. Completion planned for the end of 2010. The contract for supplying equipment for the plant has been signed.
	Estreito	165	514	The Estreito hydroelectric powerplant on the Tocantins river, between the states of Maranhão and Tocantins, has already obtained the installation license, and is being built. Vale has a 30% share in the consortium which will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.
•	PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous minerals
Volumes of iron ore and pellets shipped in 1Q08, totaling 76.572 million metric tons, were 15% greater than in the same period last year and represent the largest volume ever shipped in a first quarter, despite stoppage at the Itaguai maritime terminal to conclude construction work. This quarter sales of iron ore amounted to 68.297 million metric tons, a 16.5% increase over the 58.626 million of 1Q07.
8.275 million metric tons of pellets were shipped, 4.2% above 1Q07 at 7.939 million metric tons. This increase was made possible by the production of 4.380 million metric tons in our own mills, the purchase of 2.750 million metric tons from our JV’s at Tubarão and 1,080 million metric tons processed under tolling contracts by these JVs.
Shipments to China, the main client for our sales of iron ore and pellets, totaled 22.781 million metric tons, 29.8% of all sales. Japan accounted for 9.9% of the total, Germany 8.1%, Italy 3.2%, Belgium and South Korea 2.9% each.
Sales to clients in Brazil amounted to 11.824 million metric tons, 15.4% of our shipments and increase of 17.0% in relation to 1Q07, reflecting the growth in Brazilian steel production.
We sold 4.762 million metric tons to our pelletizing JV’s, 14% less than in the same period last year, this decrease caused by the stoppage for maintenance of the two Nibrasco plants.
The average price of iron ore sold in 1Q08 was US$ 45.62 per metric ton, 9.2% above the 1Q07 average, reflecting the 9.5% price hike negotiated in 2007. For
1Q08

US GAAP
pellets, the average price was US$ 79.15 per metric ton, 5.4% above the same quarter last year, again due to the 5.28% price hike negotiated in 2007.
In the first quarter the effect of increases in iron ore and pellets reference prices for 2008 has had no significant impact on revenues, a mere US$17 million, since there has not been sufficient time to include the additional clauses in the contracts of those clients who keep to the calendar year for price adjustments.
Sales of manganese reached 146 thousand metric tons, growth of 63 thousand metric tons over 1Q07. The average sale price of manganese was dictated by strong demand pressure from the worldwide steel industry, soaring from US$72.79 to US$273.97 per metric ton between 1Q07 and 1Q08.
Shipments of ferro-alloys were stable compared with 1Q07 at 123 thousand metric tons. Alloy price also continued high, climbing from US$ 1,000.00 in 1Q07 to US$ 2,105.69 per metric ton in 1Q08.
Gross revenue from ferrous minerals — iron ore, pellets, manganese, ferro-alloys and pig iron — amounted to US$ 4.154 billion, 28.6% higher than the same period last year. The expansion of sales volumes accounted for 52.2% (US$ 483 million) of the US$ 925 million growth in revenues.
Revenues from sales of iron ore totaled US$ 3.116 billion, up 27.2% on 1Q07, while pellets revenues amounted to US$ 655 million, an increase of 9.9%.
The adjusted EBIT margin was 40.7%, compared with 50.6% recorded in 1Q07 and 42.6% in 4Q07. In spite of the price hikes, our operating margin was negatively affected by increases in the cost of materials and outsourced services, which together make up 40% of the cost of ferrous minerals, reflecting general price increases and the weakening of the US dollar against the real.
The adjusted EBITDA for the ferrous minerals business totaled US$ 1.958 million, 7.1% up on 1Q07.
The increase of US$ 130 million over 1Q07 was due to increases in volumes sold (US$ 403 million) and increases in prices of products (US$ 435 million), partially offset by the effects of the depreciation of the dollar (US$ 247 million) and increases in costs and expenses (US$ 384 million).
In 1Q08 Vale carried out investments in ferrous minerals operations to the amount of US$ 386 million, US$ 286 million of which went to project development, US$ 25 million to R&D and US$ 75 million to stay-in-business. During this quarter the Fazendão mine in the Southeastern System has come on line, while the third Samarco plant began production in April.
At the Itabiritos project, scheduled for start-up in 2H08, the environmental license for working the Sapecado and Galinheiro mines has been obtained. These will supply pellet feed to the pelletizing plant with a nominal capacity of 7 million metric tons per year.
Carajás 130 Mtpy, whose environmental license is under analysis by IBAMA, the Brazilian environmental protection agency, has already ordered some equipment, railcars and locomotives. Due to delays with the issuing of the environmental licenses, start-up, scheduled for 2H09, may be delayed.
To cope with the growth in iron ore production at Carajás — with Carajás 130 Mtpy and Serra Sul — Vale will make substantial investments in logistics infrastructure; we are forecasting purchases of 147 locomotives, 10,620 railcars, four car-dumpers and five shiploaders in order to handle the 220 million metric tons per year of production.
1Q08

US GAAP
IRON ORE AND PELLET SALES BY REGION — ‘000 metric tons

	1Q07%		4Q07%		1Q08%
Americas	17,113	25.7	19,307	24.7	19,549	25.5
Brazil	14,237	21.4	14,851	19.0	16,586	21.7
Steel mills and pig iron producers	8,686	13.0	10,103	12.9	11,824	15.4
JVs pellets	5,551	8.3	4,748	6.1	4,762	6.2
USA	653	1.0	927	1.2	433	0.6
Others	2,223	3.3	3,529	4.5	2,530	3.3
Asia	32,059	48.2	37,035	47.4	34,858	45.5
China	21,664	32.5	24,474	31.3	22,781	29.8
Japan	5,930	8.9	6,770	8.7	7,585	9.9
South Korea	2,133	3.2	3,255	4.2	2,221	2.9
Others	2,332	3.5	2,536	3.2	2,271	3.0
Europe	15,597	23.4	19,177	24.5	19,108	25.0
Germany	5,224	7.8	5,524	7.1	6,168	8.1
France	2,592	3.9	3,052	3.9	2,128	2.8
Belgium	1,562	2.3	1,588	2.0	2,187	2.9
Italy	1,880	2.8	2,963	3.8	2,438	3.2
Others	4,339	6.5	6,050	7.7	6,187	8.1
Rest of the World	1,796	2.7	2,696	3.4	3,057	4.0
Total	66,565	100.0	78,215	100.0	76,572	100.0
GROSS REVENUE BY PRODUCT — US$ million

	1Q07%		4Q07%		1Q08%
Iron ore	2,450	75.9	3,349	75.9	3,116	75.0
Pelletizing plant operation services	18	0.6	31	0.7	24	0.6
Pellets	596	18.5	695	15.8	655	15.8
Manganese ore	6	0.2	36	0.8	40	1.0
Ferro-alloys	124	3.8	243	5.5	259	6.2
Others	35	1.1	57	1.3	60	1.4
Total	3,229	100.0	4,411	100.0	4,154	100.0
AVERAGE PRICES REALIZED — US$/metric ton

	1Q07	4Q07	1Q08
Iron ore	41.79	48.00	45.62
Pellets	75.07	82.28	79.15
Manganese ore	72.29	140.63	273.97
Ferro-alloys	1,000.00	1,928.57	2,105.69
VOLUMES SOLD — ‘000 metric tons

	1Q07	4Q07	1Q08
Iron ore	58,626	69,768	68,297
Pellets	7,939	8,447	8,275
Manganese ore	83	256	146
Ferro-alloy	124	126	123
SELECTED FINANCIAL INDICATORS

	4Q06	3Q07	4Q07
Adjusted EBIT margin (%)	50.6%	42.6%	40.7%
Adjusted EBITDA (US$ million)	1,828	2,171	1,958
Capex (US$ million)	337	613	386
1Q08

US GAAP
Non-ferrous minerals9
Total revenues with non-ferrous minerals reached US$ 3.378 billion, US$ 698 million lower than in 1Q07, largely (81.2%) because of lower nickel prices.
Sales of nickel generated revenues of US$ 1.891 billion, US$ 969 million less than in 1Q07.
66,000 metric tons of nickel were shipped in 1Q08, as compared with 71,000 in 1Q07. Despite the weakening of the U.S. economy our sales to the American market performed well, given the robust demand from non-ferrous alloys, alloy steel and foundry sectors, and even the stainless sector has improved relative to the levels of 2H07. The U.S. produces higher value alloys that have been in great demand for energy, aerospace and chemical applications.
Average realized price was US$ 28,652 per metric ton, a drop of 29.0% in relation to 1Q07, when global production of stainless steel was in rapid growth and which produced an imbalance between nickel supply and demand. The average price on the LME during 1Q07 was US$ 41,448, compared with US$ 28,946 this quarter.
Our nickel average realized price usually varies relative to the LME price showing a premium or a discount. As we sell a basket of different nickel products, the premium over the LME price is the weighted average premium of the products sold, varying in accordance with the product mix. Specialty products are at the higher end of the premium range, commodity at the lower end, and intermediate products, such as sinter and matte are sold at a discount to the LME price.
However, given that a considerable portion of our sales are based on prior month LME prices, there is a “LME lag effect”. In a rising price environment our nickel average realized price tends to show an “apparent discount” to the LME. By the same token, in a declining price environment our nickel average realized price tends to show an “apparent premium”. This is the case for 1Q08 “apparent discount”, which is equal to US$ 294 per metric ton , because the LME price increased from US$25,991 in December 2007 to US$31,225 in March 2008. On the other hand, in 3QO7 there was a US$ 1,436 premium per metric ton, as prices were declining sharply.
Sales of bauxite, alumina and primary aluminum generated gross revenues of US$ 646 million, compared with US$ 649 million in 1Q07. Increased volumes of sales, mainly alumina, were offset by a reduction in the price obtained for aluminum. As this reflects, with a certain time-lag, the prices on the LME, there was a drop in the average price (US$2,654.41 per metric ton) in 1Q08 of 10.0% in relation to 1Q07 (US$ 2,947.76).
Shipments of primary aluminum amounted to 136 thousand metric tons, in line with the 134 thousand metric tons recorded in 1Q07.
Sales of alumina totaled 833 thousand metric tons, against 700 thousand in 1Q07. The price of alumina dropped 3.5% between these quarters, hitting US$ 333.73 per metric ton in 1Q08.
Revenues from copper sales reached US$ 506 million, 39.0% above 1Q07. Higher average prices (45.2% up) — US$ 8,044.52 in 1Q08 against US$ 5,540.33 per metric ton in 1Q07 — more than offset the reduction of 3,000 metric tons shipped, (66,000 down to 63,000 metric tons), due to smaller production volumes.
PGMs produced revenues of US$ 126 million, US$ 55 million greater than 1Q07, with shipments totaling 86.000 troy ounces, 10.6% superior to the same quarter last

[9]	As from this quarter results for aluminum — bauxite, alumina and primary aluminum — are included in non-ferrous minerals. Statistics for past quarters were revised to include this change.
1Q08

US GAAP
year. The average price of platinum rose to US$ 1,890.02, 63.7% higher than in 1Q07.
The other non-ferrous minerals also showed significant revenue increases, mostly due to the surge in potash and cobalt prices. Kaolin shipments generated revenues of US$ 54 million, an 8.0% increase, potash US$ 64 million, a 100.0% jump, and cobalt US$ 61 million, more than doubling at 110.3%.
The adjusted EBIT margin for non-ferrous minerals was 36.6%, less than recorded in 1Q07, 49.9%, if we exclude the extraordinary inventory adjustment made in that quarter. The drop in nickel prices, increased expenses with energy and outsourced services and the US$ 272 million rise in depreciation explain the narrowing of the operational margin.
Cash generation, as measured by adjusted EBITDA, reached US$ 1.825 billion, compared with the US$ 1.331 billion in 1Q07, or US$ 2.315 billion excluding the inventory adjustment. The US$ 490 million drop is due to the effects of lower average sales prices (US$ 384 million) and the exchange rate (US$ 450 million), partially offset by lower costs and expenses (US$ 188 million).
Investments in non-ferrous operations amounted to US$ 922 million, of which US$ 640 million for projects, US$ 96 million for R&D and US$ 186 million for maintenance. The Dalian nickel processing plant in China started up in April and for the second half of the year the Goro is due to be commissioned, with production scheduled to start in December 2008.
The budget for the Onça Puma nickel project has been revised, going from US$ 1.395 billion to US$ 2.297 billion, for three reasons: (i) the exchange rate effect on the values of contracts denominated in Brazilian reais, totaling US$ 313 million; (ii) change in scope given the reduction of synergies with Vermelho originally planned; (iii) increase in prices of materials, equipment and services especially with electromechanical assembly.
The Paragominas bauxite mine will begin the commissioning of its second phase next May, which will increase its capacity to 9.9 Mtpy (Paragominas II). The bauxite production from Paragominas II will supply stages 6 and 7 of Alunorte, scheduled to ramp up in June and July, respectively, bringing alumina production capacity up to 6.26 Mtpy.
At Salobo I, which will have a nominal copper in concentrate production capacity of 100,000 metric tons per year, the investments needed for the potential production capacity of Salobo II were brought forward. Additionally, gains in safety and operating costs were identified with the retracing of the access road. As a result, the total cost of the investment was revised upwards to US$ 1.152 billion from the original US$ 897 million
Carajás hydrometallurgy project (UHC), which will come on line this year, already has an implementation license and the pre-commissioning process has already begun. Start up should take place two months after obtaining the operating license to produce 10,000 metric tons of copper per year under the new technology testing program.
1Q08

US GAAP
GROSS REVENUE BY PRODUCT — US$ million

	1Q07%		4Q07%		1Q08%
Nickel	2,860	70.2	2,018	57.7	1,891	56.0
Copper	364	8.9	537	15.4	506	15.0
Kaolin	50	1.2	74	2.1	54	1.6
Potash	32	0.8	58	1.7	64	1.9
PGMs	70	1.7	81	2.3	126	3.7
Precious metals	22	0.5	20	0.6	30	0.9
Cobalt	29	0.7	39	1.1	61	1.8
Aluminum	397	9.7	350	10.0	362	10.7
Alumina	242	5.9	309	8.8	278	8.2
Bauxite	10	0.2	13	0.4	6	0.2
Total	4,076	100.0	3,498	100.0	3,378	100.0
AVERAGE PRICES REALIZED — US$/metric ton

	1Q07	4Q07	1Q08
Nickel	40,338.50	29,745.48	28,651.52
Copper	5,540.33	6,004.29	8,044.52
Kaolin	185.87	212.03	205.32
Potash	198.76	333.33	405.06
Platinum (US$/oz)	1,154.45	1,440.46	1,890.02
Cobalt	22.68	25.79	37.39
Aluminum	2,947.76	2,585.19	2,654.41
Alumina	345.71	322.21	333.73
Bauxite	31.65	38.12	40.00
VOLUMES SOLD — ‘000 metric tons

	1Q07	4Q07	1Q08
Nickel	71	68	66
Copper	66	89	63
Kaolin	269	349	263
Potash	161	174	158
Precious metals (oz)	640	548	527
PGMs (oz)	77	72	86
Cobalt (metric ton)	580	686	740
Aluminum	134	135	136
Alumina	700	959	833
Bauxite	316	341	150
SELECTED FINANCIAL INDICATORS

	1Q07	4Q07	1Q08
Adjusted EBIT margin (%)	25.6%	26.2%	36.6%
Adjusted EBITDA (US$ million)	1,331	1,447	1,825
Capex (US$ million)	727	1,574	922
•	Coal
Vale Australia, our fully consolidated subsidiary, owns four operations: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%). The numbers related to sales volumes and revenues already reflect our share in each venture.
Revenues from coal reached US$ 72 million in 1Q08, of which US$ 49 million from metallurgical coal (semi-hard, semi-soft and pulverized coal injection-PCI) and US$23 million from thermal coal.
Shipments of metallurgical coal in 1Q08 totaled 1.004 million metric tons, of which 683 thousand metric tons metallurgical coal and 321 thousand metric tons thermal coal.
1Q08

US GAAP
The average sale price of metallurgical coal in 1Q08 was US$ 72.53 per metric ton, a rise of 5.1% in relation to 4Q07. For thermal coal, the average price was equal to US$ 71.28 per metric ton, an increase of 24.2% in relation to 4Q07, influenced by the recent increase in the spot price. At present roughly 90% of our coal sales follow the reference price and the other 10% follow the spot price.
Carborough Downs, an underground mine in Moranbah, in the region of Central Queensland, Australia, has been producing 800,000 metric tons of metallurgical coal and PCI annually. The expansion project will allow the mine to attain a nominal production capacity of 4.4 million metric tons through the installation of long wall system. Given the high fixed costs of an underground mine, this will help to bring down the unit cost of production significantly.
Investments in coal-mining operations amounted to US$ 23 million in 1Q08, against US$ 6 million in 1Q07.
GROSS REVENUE BY PRODUCT — US$ million

	1Q07%		4Q07%		1Q08%
Metallurgical Coal	—	—	55	88.7%	49	68.4%
Thermal Coal	—	—	7	11.3%	23	31.6%
Total	—	—	62	100.0%	72	100.0%
AVERAGE PRICES REALIZED — US$/metric ton

	1Q07	4Q07	1Q08
Metallurgical Coal	—	69.02	72.53
Thermal Coal	—	57.39	71.28
VOLUMES SOLD — ‘000 metric tons

	1Q07	4Q07	1Q08
Metallurgical Coal	—	797	683
Thermal Coal	—	115	321
•	Logistics services
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM) and Centro-Atlântica (FCA) — transported 5.734 billion net ton kilometers (ntk) of general cargo for clients in 1Q08, a reduction of 5.0% in relation the same period last year, when 6.035 billion ntk were transported.
The drop in the transported volume was due, mainly, to the delay of soy beans harvest caused by heavy rain, reduction on volumes of raw materials for pulp industry, and lower exports volume of pig iron, due to end of our concession of Paul maritime terminal, in April 2007.
The main cargos transported were steel industry inputs and products (47.3%), agricultural products (32.7%), fuel (6.1%), building materials and forestry products (5.3%) and others (4.8%).
The Company’s ports and maritime terminals handled 5.917 million metric tons of general cargo, compared with 7.078 million metric tons in 1Q07. The volume was affected by the spin-off of Log-in Logística, a non-consolidated company for purposes of US GAAP, after the sale of part of the shares by Vale in 2Q07.
Logistics services generated revenues of US$ 362 million, compared with US$ 331 million in 1Q07, a 9.4% increase.
Rail transportation of general cargo produced revenues of US$ 295 million, well above 1Q07 at US$242 million. Port and maritime terminal handlings contributed US$ 55 million compared with US$ 60 million in 1Q07, and shipping and port
1Q08

US GAAP
support services US$ 12 million, against US$29 million in 1Q07, basically due to the non-consolidation of Log-in.
In 1Q08, the adjusted EBIT margin was 22.5%, against 28.3% in the same quarter last year. The margin was negatively affected by the significant increase in fuel costs, which represent about 20% of the cost for this segment, and higher costs with material and outsourced services.
After extraordinary expenses with maintenance and improvements to operations in 4Q07, costs with materials, personnel and outsourced services returned to normal levels.
Adjusted EBITDA reached US$ 142 million, an increase of US$17 million. The main reason was the change in the mix of transported cargo, and prices which contributed together with US$ 68 million, partially offset by the US$ 22 million negative impact caused by sales volume reduction, US$ 25 million from the exchange rate and US$10 million hike in costs and expenses.
GROSS REVENUE BY PRODUCT — US$ million

	1Q07%		4Q07%		1Q08%
Railroads	242	73.1%	321	82.5%	295	81.5%
Ports	60	18.1%	58	14.9%	55	15.2%
Shipping	29	8.8%	10	2.6%	12	3.3%
Total	331	100.0%	389	100.0%	362	100.0%
LOGISTICS SERVICES

	1Q07	4Q07	1Q08
Railroads (million ntk)	6,035	6,461	5,734
SELECTED FINANCIAL INDICATORS

	1Q07	4Q07	1Q08
Adjusted EBIT margin (%)	28.3%	16.2%	22.5%
Adjusted EBITDA (US$ million)	125	159	142
Capex (US$ million)	209	397	239
•	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance.
•	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on April 25, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412)858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from April 25.
1Q08

US GAAP
•	ANNEX 1 — FINANCIAL STATEMENTS
INCOME STATEMENTS — US$ million

	1Q07	4Q07	1Q08
Gross operating revenues	7,680	8,412	8,048
Taxes	(191)	(249)	(216)
Net operating revenue	7,489	8,163	7,832
Cost of goods sold	(4,390)	(4,504)	(4,242)
Gross profit	3,099	3,659	3,590
Gross margin (%)	41.4	44.8	45.8
Selling, general and administrative expenses	(268)	(424)	(322)
Research and development expenses	(113)	(262)	(190)
Others	(16)	(290)	(163)
Operating profit	2,702	2,683	2,915
Financial revenues	121	58	55
Financial expenses	(659)	(227)	(878)
Monetary variation	770	304	112
Gains on sale of affiliates	—	—	80
Tax and social contribution (Current)	(833)	(610)	(654)
Tax and social contribution (Deferred)	191	394	296
Equity income and provision for losses	138	136	119
Minority shareholding participation	(213)	(165)	(24)
Net earnings	2,217	2,573	2,021
Earnings per share (US$)	0.46	0.53	0.42
Diluted earnings per share (US$)	—	0.52	0.41
FINANCIAL EXPENSES — US$ million

Gross interest on:	1Q07	4Q07	1Q08
Debt with third parties	(365)	(312)	(312)
Debt with related parties	(2)	(1)	(1)
Sub-total	(367)	(313)	(313)

Others financial expenses on:	1Q07	4Q07	1Q08
Tax and labor contingencies	(15)	(39)	(45)
Tax on financial transactions (CPMF)	(53)	(27)	(3)
Derivatives	85	327	(318)
Others	(309)	(175)	(199)
Sub-total	(292)	86	(565)
Total	(659)	(227)	(878)
EQUITY INCOME BY BUSINESS SEGMENT — US$ million

	1Q07%		4Q07%		1Q08%
Ferrous minerals	83	60.1	63	46.3	52	43.7
Non-ferrous minerals	22	15.9	21	15.4	14	11.8
Logistics	23	16.7	40	29.4	34	28.6
Coal	9	6.5	14	10.3	16	13.4
Steel	1	0.7	(7)	-5.1	6	5.0
Others	—	0.0	5	3.7	(3)	-2.5
Total	138	100.0	136	100.0	119	100.0
1Q08

US GAAP
BALANCE SHEET — US$ million

	03/31/07	12/31/07	03/31/08
Assets
Current	12,421	11,380	12,765
Long-term	8,261	7,790	7,728
Fixed	44,095	57,547	58,321
Total	64,777	76,717	78,814
Liabilities
Current	7,582	10,083	9,691
Long term	35,053	33,358	34,105
Shareholders’ equity	22,142	33,276	35,018
Paid-up capital	8,617	12,804	12,804
Mandatory convertible notes	0	1,869	1,869
Reserves	13,525	18,603	20,345
Total	64,777	76,717	78,814
1Q08

US GAAP

CASH FLOW	US$ million
	1Q07	4Q07	1Q08
Cash flows from operating activities:
Net income	2,217	2,573	2,021
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	392	737	766
Dividends received	90	112	48
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(138)	(136)	(119)
Deferred income taxes	(191)	(394)	(296)
Loss on sale of property, plant and equipment	23	104	37
Gain on sale of investment	0	0	(80)
Foreign exchange and monetary losses	(772)	(266)	(146)
Net unrealized derivative losses	(85)	(326)	318
Minority interest	213	165	24
Net interest payable	173	(23)	81
Others	23	46	(18)
Decrease (increase) in assets:
Accounts receivable	103	135	202
Inventories	673	(558)	(64)
Others	(404)	80	(155)
Increase (decrease) in liabilities:
Suppliers	46	429	(54)
Payroll and related charges	(161)	106	(248)
Income tax	(54)	(582)	(718)
Others	134	260	(191)
Net cash provided by operating activities	2,282	2,462	1,408
Cash flows from investing activities:
Loans and advances receivable	10	(33)	25
Guarantees and deposits	(32)	(50)	(34)
Additions to investments	(52)	(230)	(13)
Additions to property, plant and equipment	(1,106)	(2,747)	(1,625)
Proceeds from disposals of investment	0	0	134
Net cash used to acquire subsidiaries	(2,023)	0	0
Net cash used in investing activities	(3,203)	(3,060)	(1,513)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	291	144	129
Loans	4	(38)	16
Long-term debt	6,463	646	1,330
Repayment of long-term debt	(6,205)	(114)	(105)
Interest attributed to shareholders	0	(1,050)	0
Dividends to minority interest	(61)	(429)	0
Net cash used in financing activities	492	(841)	1,370
Increase (decrease) in cash and cash equivalents	(429)	(1,439)	1,265
Effect of exchange rate changes on cash and cash equivalents	(65)	(23)	(47)
Cash and cash equivalents, beginning of period	4,448	2,508	1,046
Cash and cash equivalents, end of period	3,954	1,046	2,264
Cash paid during the period for:
Interest on short-term debt	(1)	(8)	(5)
Interest on long-term debt	(205)	(361)	(279)
Income tax	(606)	(732)	(1,672)
Interest capitalized	(22)	(15)	(17)
1Q08

US GAAP
•	ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
VOLUMES SOLD: MINERALS AND METALS — ‘000 metric tons

	1Q07	4Q07	1Q08
Iron ore	58,626	69,768	68,297
Pellets	7,939	8,447	8,275
Manganese ore	83	256	146
Ferro-alloys	124	126	123
Nickel	71	68	66
Copper	66	89	63
Kaolin	269	349	263
Potash	161	174	158
Precious metals (oz)	640	548	527
PGMs (oz)	77	72	86
Cobalt (metric ton)	580	686	740
Aluminum	134	135	136
Alumina	700	959	833
Bauxite	316	341	150
Metallurgical Coal	—	797	683
Thermal Coal	—	115	321
Railroads ( million tku)	6,035	6,461	5,734
AVERAGE PRICES REALIZED — US$/metric ton

	1Q07	4Q07	1Q08
Iron ore	41.79	48.00	45.62
Pellets	75.07	82.28	79.15
Manganese	72.29	140.63	273.97
Ferro-alloys	1,000.00	1,928.57	2,105.69
Nickel	40,338.50	29,745.48	28,651.52
Copper	5,540.33	6,004.29	8,044.52
Kaolin	185.87	212.03	205.32
Potash	198.76	333.33	405.06
Platinum (US$/oz)	1,154.45	1,440.46	1,890.02
Cobalt (US$/lb)	22.68	25.79	37.39
Aluminum	2,947.76	2,585.19	2,654.41
Alumina	345.71	322.21	333.73
Bauxite	31.65	38.12	40.00
Metallurgical Coal	—	69.02	72.53
Thermal Coal	—	57.39	71.28
1Q08

US GAAP
ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	1Q07	4Q07	1Q08
Ferrous minerals	50.9%	42.7%	40.7%
Non-ferrous minerals	25.6%	26.2%	36.6%
Logistics	28.3%	16.2%	22.5%
Total	36.1%	32.9%	37.2%
ADJUSTED EBITDA BY BUSINESS SEGMENT

	1Q07	4Q07	1Q08
Ferrous minerals	1,828	2,171	1,958
Non- ferrous minerals	1,331	1,447	1,825
Logistics	125	159	142
Others	(100)	(245)	(196)
Total	3,184	3,532	3,729
1Q08

US GAAP
ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT — US$ million

	1Q07	4Q07	1Q08
Net operating revenues	7,489	8,163	7,832
COGS	(4,390)	(4,504)	(4,242)
SG&A	(268)	(424)	(322)
Research and development	(113)	(262)	(190)
Other operational expenses	(16)	(290)	(163)
Adjusted EBIT	2,702	2,683	2,915
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW — US$ million

	1Q07	4Q07	1Q08
Operational cash flow	2,282	2,462	1,408
Income tax	833	610	654
FX and monetary losses	2	(38)	34
Financial expenses	365	192	742
Net working capital	(352)	130	1,228
Other	54	176	(337)
Adjusted EBITDA	3,184	3,532	3,729
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT — US$ million

	1Q07	4Q07	1Q08
Total debt	23,480	19,030	20,523
Cash and cash equivalents	3,954	1,046	2,264
Net debt	19,526	17,984	18,259
(d) Total debt / Adjusted LTM EBITDA

	1Q07	4Q07	1Q08
Total debt / Adjusted LTM EBITDA (x)	1.9	1.1	1.3
Total debt / LTM operational cash flow (x)	2.6	1.7	2.0
1Q08

US GAAP
(e) Total debt / Enterprise value

	1Q07	4Q07	1Q08
Total debt / EV (%)	22.36	11.21	11.52
Total debt / total assets (%)	36.25	24.81	26.04
Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments

	1Q07	4Q07	1Q08
Adjusted LTM EBITDA / LTM interest payments (x)	15.63	11.79	11.58
LTM operational profit / LTM interest payments (x)	13.14	9.86	9.47

This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which Vale operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including Vale’s most recent Form 20F Annual Report.
1Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 24, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations